Filed pursuant to Rule 433

Registration Statement No. 333-132469

333-132469-01

333-132469-02

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated June 12, 2008

$600,000,000

8.875% Fixed-to-Floating Rate Junior Subordinated Notes due 2068

Issuer:	Prudential Financial, Inc.

Securities:	8.875% Fixed-to-Floating Rate Junior Subordinated Notes due 2068

Principal Amount:	$600,000,000

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Scheduled Maturity Date:	June 15, 2038

Final Maturity Date:	June 15, 2068

Interest Rate and Interest Payment Dates during Fixed-Rate Period:	8.875%, accruing from and including June 17, 2008 to but excluding June 15, 2018, payable semi-annually in arrears on each June 15 and December 15, commencing December 15, 2008.

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 5.00%, accruing from and including June 15, 2018, payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing September 15, 2018, or if any such day is not a Business Day, the following Business Day.

Day Count Convention:	30/360 during the Fixed-Rate Period and Actual/360 during the Floating-Rate Period

Reference Treasury Benchmark:	3.875% due May 15, 2018

Treasury Rate:	4.219%

Spread to Benchmark Treasury:	470 basis points (4.70%)

Redemption at Par:	On or after June 15, 2018, the notes are redeemable at 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest.

Redemption at Make-Whole:	Prior to June 15, 2018, the notes are redeemable, in whole or in part, at any time at the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the present value of a principal payment on June 15, 2018 and scheduled payments of interest that would have accrued from the redemption date to June 15, 2018 on the notes being redeemed, discounted to the redemption date on a semi-annual basis at a discount rate equal to the Treasury Rate plus 75 basis points, in each case plus any accrued and unpaid interest to the redemption date.

Redemption for Tax Event or Rating Agency Event:	Prior to June 15, 2018, the notes are redeemable in whole upon of the occurrence of a “tax event” or “rating agency event” (as defined in the Preliminary Prospectus Supplement) at the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the present value of a principal payment on June 15, 2018 and scheduled payments of interest that would have accrued from the redemption date to June 15, 2018 on the notes being redeemed, discounted to the redemption date on a semi-annual basis at a discount rate equal to the Treasury Rate plus 87.5 basis points, in each case plus any accrued and unpaid interest to the redemption date.

Replacement Capital Covenant:	Any repayment, redemption, defeasance or purchase of the notes by the Company prior to June 15, 2048 will be subject to the terms of the replacement capital covenant described in the preliminary prospectus supplement.

Offering Price:	99.714%

Proceeds to the Issuer before Commissions and Expenses:	$598,284,000

Pricing Date:	June 12, 2008

Settlement Date:	June 17, 2008 (T+3)

CUSIP/ISIN:	744320AK8/US744320AK85

Anticipated Security Ratings:

Moody’s Investors Service: Baa1

Standard & Poor’s: A-

The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Joint Structuring Advisors:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated Wachovia Capital Markets, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Lehman Brothers Inc. UBS Securities LLC

Junior Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC Greenwich Capital Markets, Inc. Loop Capital Markets, LLC The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.